UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2009

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Quarterly Report for the Third Quarter of the 140th Fiscal Year filed on February 12, 2009

On February 12, 2009, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan. This Quarterly Report contains, among other information, Consolidated Financial Statements for the nine months period ended December 31, 2008 and the three months period ended December 31, 2008.

Material information in the report, other than the Consolidated Financial Statements, has already been reported by the registrant in its company announcement dated January 29, 2009, a copy of which was submitted under cover of Form 6-K on January 30, 2009 by the registrant.

Attached is an English translation of the registrant’s Consolidated Financial Statements for the nine months period ended December 31, 2008 and the three months period ended December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 13, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2008 and December 31, 2008

	As of December 31, 2008		As of March 31, 2008
Assets	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Current assets
Cash and cash equivalents	¥98,618		¥102,010
Time deposits	41		97
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥10,854 million as of December 31, 2008, ¥11,470 million as of March 31, 2008	412,462		523,624
Inventories (Note 3)	540,523		518,441
Deferred income taxes and other current assets (Notes 4, 9 and 10)	143,144		129,505

Total current assets	1,194,788	58.2	1,273,677	60.5

Long-term trade receivables	98,407	4.8	89,695	4.3

Investments
Investments in and advances to affiliated companies	20,896		22,884
Investment securities (Notes 4 and 10)	64,119		79,479
Other	11,174		11,575

Total investments	96,189	4.7	113,938	5.4

Property, plant and equipment—less accumulated depreciation of ¥584,004 million as of December 31, 2008, ¥579,203 million as of March 31, 2008	523,875	25.5	491,146	23.3

Goodwill	30,228	1.5	31,833	1.5

Other intangible assets	61,709	3.0	61,916	2.9

Deferred income taxes and other assets (Notes 9 and 10)	48,406	2.3	42,941	2.1

	¥2,053,602	100.0	¥2,105,146	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

	As of December 31, 2008		As of March 31, 2008
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	¥214,890		¥108,890
Current maturities of long-term debt	92,490		107,928
Trade notes, accounts payable and bills payable	319,430		387,104
Income taxes payable	9,120		52,453
Deferred income taxes and other current liabilities (Notes 9 and 10)	180,426		205,157

Total current liabilities	816,356	39.7	861,532	40.9

Long-term liabilities
Long-term debt	294,156		235,277
Liability for pension and retirement benefits	35,118		38,910
Deferred income taxes and other liabilities (Notes 9 and 10)	41,882		52,062

Total long-term liabilities	371,156	18.1	326,249	15.5

Minority interests	30,368	1.5	30,239	1.5

Commitments and contingent liabilities (Note 8)	—		—

Shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares as of December 31, 2008 and as of March 31, 2008
Issued 998,744,060 shares as of December 31, 2008 and as of March 31, 2008	67,870		67,870
Outstanding 967,719,486 shares as of December 31, 2008, 995,103,847 shares as of March 31, 2008
Capital surplus	140,151		138,170
Retained earnings:
Appropriated for legal reserve	27,341		26,714
Unappropriated	754,877		685,986
Accumulated other comprehensive income (loss) (Notes 4, 6 and 9)	(119,428)		(28,779)
Treasury stock at cost, 31,024,574 shares as of December 31, 2008, 3,640,213 shares as of March 31, 2008 (Note 13)	(35,089)		(2,835)

Total shareholders’ equity	835,722	40.7	887,126	42.1
	¥2,053,602	100.0	¥2,105,146	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2008 and three months ended December 31, 2008

	Nine months ended December 31, 2008
	Millions of yen	Component ratio (%)
Net sales	¥1,642,689	100.0
Cost of sales	1,199,279	73.0
Selling, general and administrative expenses (Note 5)	242,444	14.8
Other operating income (expenses)	(795)	(0.0)

Operating income	200,171	12.2

Other income (expenses)	(22,067)
Interest and dividend income	6,696	0.4
Interest expense	(11,273)	(0.7)
Other–net	(17,490)	(1.1)

Income before income taxes, minority interests and equity in earnings of affiliated companies	178,104	10.8

Income taxes
Current	58,994
Deferred	1,476

Total	60,470	3.7

Income before minority interests and equity in earnings of affiliated companies	117,634	7.2
Minority interests in income of consolidated subsidiaries	(5,142)	(0.3)
Equity in earnings of affiliated companies	829	0.1

Net income	¥113,321	6.9

Yen
Nine months ended December 31, 2008
Net income per share (Note 7)
Basic	¥114.30
Diluted	114.21
Cash dividends per share (Note 12)	44.00

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

	Three months ended December 31, 2008
	Millions of yen	Component ratio (%)
Net sales	¥431,401	100.0
Cost of sales	313,604	72.7
Selling, general and administrative expenses (Note 5)	76,220	17.7
Other operating income (expenses)	(1,060)	(0.2)

Operating income	40,517	9.4

Other income (expenses)	(19,141)
Interest and dividend income	2,282	0.5
Interest expense	(3,708)	(0.9)
Other–net	(17,715)	(4.1)

Income before income taxes, minority interests and equity in earnings of affiliated companies	21,376	5.0

Income taxes
Current	5,644
Deferred	1,425

Total	7,069	1.6

Income before minority interests and equity in earnings of affiliated companies	14,307	3.3
Minority interests in income of consolidated subsidiaries	(822)	(0.2)
Equity in earnings of affiliated companies	(505)	(0.1)

Net income	¥12,980	3.0

Yen
Three months ended December 31, 2008
Net income per share (Note 7)
Basic	¥13.19
Diluted	13.19
Cash dividends per share (Note 12)	22.00

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Shareholders’ Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2008

Millions of yen
Nine months ended December 31, 2008
Common stock
Balance, beginning of year	¥67,870
Balance, end of period	¥67,870

Capital surplus
Balance, beginning of year	¥138,170
Sales of treasury stock	1,629
Issuance and exercise of stock acquisition rights (Note 5)	352

Balance, end of period	¥140,151

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥26,714
Transfer from unappropriated retained earnings	627

Balance, end of period	¥27,341

Unappropriated retained earnings
Balance, beginning of year	¥685,986
Net income	113,321
Cash dividends paid (Note 12)	(43,803)
Transfer to retained earnings appropriated for legal reserve	(627)

Balance, end of period	¥754,877

Accumulated other comprehensive income (loss) (Note 6)
Balance, beginning of year	¥(28,779)
Other comprehensive income (loss) for the period, net of tax	(90,649)

Balance, end of period	¥(119,428)

Treasury stock
Balance, beginning of year	¥(2,835)
Purchase of treasury stock	(33,080)
Sales of treasury stock	826

Balance, end of period (Note 13)	¥(35,089)

Total shareholders’ equity	¥835,722

Disclosure of comprehensive income
Net income for the period	¥113,321
Other comprehensive income (loss) for the period, net of tax (Note 6)	(90,649)

Comprehensive income for the period	¥22,672

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

Consolidated Statement of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2008

Millions of yen
Nine months ended December 31, 2008
Operating activities
Net income	¥113,321
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,343
Deferred income taxes	1,476
Net loss on sale of investment securities and subsidiaries	2,182
Net loss on sale of property	162
Loss on disposal of fixed assets	2,314
Pension and retirement benefits, net	(2,266)
Changes in assets and liabilities:
Decrease in trade receivables	57,245
Increase in inventories	(84,306)
Decrease in trade payables	(35,905)
Decrease in income taxes payable	(42,433)
Other, net	(35,017)

Net cash provided by operating activities	47,116

Investing activities
Capital expenditures	(107,408)
Proceeds from sale of property	4,481
Proceeds from sale of available for sale investment securities	619
Purchases of available for sale investment securities	(12,803)
Acquisition of subsidiaries and equity investees, net of cash acquired	135
Collection of loan receivables	5,128
Disbursement of loan receivables	(3,416)
Increase in time deposits	(1,315)

Net cash used in investing activities	(114,579)

Financing activities
Proceeds from long-term debt	96,685
Repayments on long-term debt	(54,944)
Increase (decrease) in short-term debt, net	129,114
Repayments of capital lease obligations	(24,570)
Sale (purchase) of treasury stock, net	(32,831)
Dividends paid	(43,803)
Other, net	(257)

Net cash provided by financing activities	69,394

Effect of exchange rate change on cash and cash equivalents	(5,323)

Net increase (decrease) in cash and cash equivalents	(3,392)
Cash and cash equivalents, beginning of year	102,010

Cash and cash equivalents, end of period	¥98,618

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of this statement.

Notes to Quarterly Consolidated Financial Statements (Unaudited)

1. Basis of Quarterly Financial Statements and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statements

(1) Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2) The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in Komatsu’s books, to present them in conformity with U.S. GAAP. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, derivative financial instruments, and recognition of certain accrued expenses.

Summary of Significant Accounting Policies

Starting in the fiscal year which began April, 2008, Komatsu has adopted the Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a material impact on our consolidated results of operations and financial condition. The disclosures required by SFAS No. 157 were omitted.

Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2008.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the nine months ended December 31, 2008 are as follows:

Millions of Yen
Nine months ended December 31, 2008
Additional cash flow information:
Interest paid	¥10,828
Income taxes paid	97,234
Noncash investing and financing activities:
Capital lease obligations incurred	¥28,230

3. Inventories

At December 31, 2008 and at March 31, 2008, inventories comprised the following:

	Millions of yen
	December 31, 2008	March 31, 2008
Finished products, including finished parts held for sale	¥349,165	¥341,363
Work in process	138,751	123,001
Materials and supplies	52,607	54,077

Total	¥540,523	¥518,441

4. Investment Securities

Investment securities at December 31, 2008 and at March 31, 2008 primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses and fair value for such investment securities by major security types at December 31, 2008 and at March 31, 2008 are as follows:

	Millions of yen
	Gross unrealized holding
	Cost	Gains	Losses	Fair value
At December 31, 2008
Investment securities available for sale:
Marketable equity securities	¥25,458	¥18,256	¥1,503	¥42,211
Other investment securities at cost	21,908	—	—	21,908
Current portion of other investment securities at cost	94	—	—	94

	¥47,460	¥18,256	¥1,503	¥64,213

	Millions of yen
	Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2008
Investment securities available for sale:
Marketable equity securities	¥27,648	¥40,557	¥1,477	¥66,728
Other investment securities at cost	12,751	—	—	12,751
Current portion of other investment securities at cost	103	—	—	103

	¥40,502	¥40,557	¥1,477	¥79,582

Other investment securities primarily include non-marketable equity securities.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Impairment losses and net realized gains (losses) on sale of investment securities available for sale during the nine months ended December 31, 2008 and the three months ended December 31, 2008 amounted to losses of ¥7,827 million and losses of ¥6,516 million, respectively. Such losses were included in “Other income (expenses)” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

In connection with the share exchange of SUMCO CORPORATION and SUMCO TECHXIV CORPORATION effective May 30, 2008, the Company exchanged shares of SUMCO TECHXIV CORPORATION for those of SUMCO CORPORATION. In accordance with the Emerging Issues Task Force (“EITF”) Issue No. 91-5 “Nonmonetary Exchange of Cost-Method Investments”, a non-cash gain of ¥6,148 million was recorded in “Other income (expenses)” in the accompanying consolidated statement of income during the three months ended June 30, 2008. The Company recorded impairment losses of ¥5,645 million on the shares of SUMCO CORPORATION in connection with the decline of its fair value to “Other income (expenses)” in the accompanying consolidated statements of income during the three months ended December 31, 2008.

5. Stock Option Plan

The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant. Based on the resolutions of the shareholders’ meeting on June 22, 2007 and the Board of Directors on July 15, 2008, the Company issued 192 rights of its share acquisition rights to directors during the year ending March 31, 2009. The Company also issued 271 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2009 based on the resolutions of the shareholders’ meeting on June 24, 2008 and the Board of Directors on July 15, 2008. The options vest 100% on each of the grant dates and are exercisable from September 1, 2009.

Komatsu recognizes compensation expense using the fair value method in accordance with SFAS No. 123R “Share-Based Payment”. For the nine months ended December 31, 2008 and the three months ended December 31, 2008, compensation expenses were ¥376 million and ¥282 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax for the nine months ended December 31, 2008 and the three months ended December 31, 2008 were ¥224 million and ¥168 million, respectively.

6. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments and is included in “Shareholders’ equity” of the accompanying consolidated balance sheets.

Changes in accumulated other comprehensive income (loss) for the nine months ended December 31, 2008 are as follows:

Millions of Yen
Nine months ended December 31, 2008
Foreign currency translation adjustments:
Balance, beginning of year	¥(34,457)
Adjustment for the period	(78,592)

Balance, end of period	¥(113,049)

Net unrealized holding gains (losses) on securities available for sale:
Balance, beginning of year	¥24,736
Net increase (decrease)	(13,450)

Balance, end of period	¥11,286

Pension liability adjustments:
Balance, beginning of year	¥(19,208)
Adjustment for the period	467

Balance, end of period	¥(18,741)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥150
Net increase (decrease)	926

Balance, end of period	¥1,076

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥(28,779)
Other comprehensive income (loss) for the period, net of tax	(90,649)

Balance, end of period	¥(119,428)

7. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of Yen	Millions of Yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Net income	¥113,321	¥12,980

	Number of shares	Number of shares
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Weighted average common shares outstanding, less treasury stock	991,427,410	983,857,187
Dilutive effect of:
Stock options	787,191	276,274

Weighted average diluted common shares outstanding	992,214,601	984,133,461

	Yen	Yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Net income:
Basic	¥114.30	¥13.19
Diluted	114.21	13.19

8. Contingent Liabilities

At December 31, 2008 and at March 31, 2008, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥8,808 million and ¥9,746 million, respectively.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥62,638 million and ¥65,050 million at December 31, 2008 and at March 31, 2008, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at December 31, 2008 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial position.

Komatsu conducts business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

9. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at December 31, 2008 and at March 31, 2008 are as follows.

	Millions of Yen
	December 31, 2008	March 31, 2008
Forwards and options:
Sale of foreign currencies	¥68,672	¥89,531
Purchase of foreign currencies	41,138	68,460
Option contracts (purchased)	458	6,071
Option contracts (sold)	—	3,009
Interest rate swap, cross-currency swap and interest rate cap agreements	232,175	263,458

Net foreign currency exchange gains (losses) in the accompanying consolidated statements of income for the nine months ended December 31, 2008 and the three months ended December 31, 2008 amounted to losses of ¥15,426 million and losses of ¥11,152 million, respectively.

10. The Fair Value of Financial Instruments

(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Accounts Payable and Bills Payable, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3) Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4) Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

11. Committed Credit Lines

Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥15,098 million and ¥10,846 million, respectively, as of December 31, 2008 and March 31, 2008 with financial institutions to secure liquidity. As of December 31, 2008 and March, 31 2008, ¥3,924 million and ¥2,087 million, respectively, were available to be used under such credit line agreements.

12. Dividends

Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of Yen)
Ordinary general meeting of shareholders held on June 24, 2008	Common stock	21,904

Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Retained earnings	22	March 31, 2008	June 25, 2008

Resolution	Type of stock	Aggregate amount of dividends (Millions of Yen)
Board of Directors meeting held on October 29, 2008	Common stock	21,899

Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Retained earnings	22	September 30, 2008	November 28, 2008

13. Notable change in the amount of shareholder’s equity

Based on the resolution made by the Board of Directors to improve capital efficiency and promote redistribution of profits to share holders, the Company repurchased 27,106,600 shares of its common stock from the marketplace for ¥29,997 million in November through December 2008.

In addition to the aforementioned transaction, treasury stock at December 31, 2008 was ¥35,089 million, increased by ¥32,254 million for the nine months ended December 31, 2008.

14. Business Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

Komatsu operates on a worldwide basis with two operating segments: 1) Construction, Mining and Utility Equipment and 2) Industrial Machinery and Others.

Until the fiscal year ended March 31, 2008, Komatsu had disclosed two segments: 1) Construction and Mining Equipment and 2) Industrial Machinery, Vehicles and Others. Starting in April 2008, after the reassessment of its management decision-making units, Komatsu has changed its business segmentation.

Segment profit is determined in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit is used by the chief operating decision maker in deciding how to allocate resources and in assessing performance, and excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

Millions of Yen
Three months ended December 31, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥378,424
Intersegment	933

Total	379,357
Industrial Machinery and Others—
Customers	52,977
Intersegment	5,900

Total	58,877
Elimination	(6,833)

Consolidated	¥431,401

Segment profit:
Construction, Mining and Utility Equipment	¥39,326
Industrial Machinery and Others	2,352

Total	41,678
Corporate expenses and elimination	(101)

Consolidated segment profit	41,577
Other operating income (expenses)	(1,060)
Operating income	40,517
Interest and dividend income	2,282
Interest expense	(3,708)
Other–net	(17,715)

Consolidated income before income taxes	¥21,376

Millions of Yen
Nine months ended December 31, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥1,428,649
Intersegment	3,659

Total	1,432,308
Industrial Machinery and Others—
Customers	214,040
Intersegment	18,922

Total	232,962
Elimination	(22,581)

Consolidated	¥1,642,689

Segment profit:
Construction, Mining and Utility Equipment	¥188,074
Industrial Machinery and Others	16,296

Total	204,370
Corporate expenses and elimination	(3,404)

Consolidated segment profit	200,966
Other operating income (expenses)	(795)
Operating income	200,171
Interest and dividend income	6,696
Interest expense	(11,273)
Other–net	(17,490)

Consolidated income before income taxes	¥178,104

The main products and services included in each operating segment are as follows:

a. Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, engines and components, casting products, industrial vehicles and logistics.

b. Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others.

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales to customers recognized by sales destination for the three months ended December 31, 2008 and the nine months ended December 31, 2008 are as follows:

Millions of Yen
Three months ended December 31, 2008
Net sales:
Japan	¥112,380
Americas	109,961
Europe and CIS	48,816
China	36,008
Asia (excluding Japan, China) and Oceania	69,537
Middle East and Africa	54,699

Consolidated net sales	¥431,401

Millions of Yen
Nine months ended December 31, 2008
Net sales:
Japan	¥347,337
Americas	410,944
Europe and CIS	249,337
China	170,655
Asia (excluding Japan, China) and Oceania	279,610
Middle East and Africa	184,806

Consolidated net sales	¥1,642,689

Net sales recognized by geographic origin for the three months ended December 31, 2008 and the nine months ended December 31, 2008 are as follows:

Millions of Yen
Three months ended December 31, 2008
Net sales:
Japan	¥201,142
U.S.A.	100,430
Europe and CIS	46,048
Others	83,781

Total	¥431,401

Millions of Yen
Nine months ended December 31, 2008
Net sales:
Japan	¥681,726
U.S.A.	379,596
Europe and CIS	234,254
Others	347,113

Total	¥1,642,689

No individual country within Europe and CIS or other areas had a material impact on net sales.

No single major external customer had a material impact on net sales.

The following information shows net sales and segment profit recognized by geographic origin for the three months ended December 31, 2008 and the nine months ended December 31, 2008. In addition to the disclosure requirements under SFAS No. 131, Komatsu discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

Millions of Yen
Three months ended December 31, 2008
Net sales:
Japan—
Customers	¥201,142
Intersegment	83,862

Total	285,004
Americas—
Customers	100,430
Intersegment	10,106

Total	110,536
Europe and CIS—
Customers	46,048
Intersegment	6,582

Total	52,630
Others—
Customers	83,781
Intersegment	6,094

Total	89,875
Elimination	(106,644)

Consolidated	¥431,401

Segment profit:
Japan	¥1,018
Americas	12,004
Europe and CIS	3,671
Others	9,440
Corporate and elimination	15,444

Consolidated	¥41,577

Millions of Yen
Nine months ended December 31, 2008
Net sales:
Japan—
Customers	¥681,726
Intersegment	323,059

Total	1,004,785
Americas—
Customers	379,596
Intersegment	36,475

Total	416,071
Europe and CIS—
Customers	234,254
Intersegment	18,586

Total	252,840
Others—
Customers	347,113
Intersegment	27,114

Total	374,227
Elimination	(405,234)

Consolidated	¥1,642,689

Segment profit:
Japan	¥69,560
Americas	49,941
Europe and CIS	23,089
Others	51,718
Corporate and elimination	6,658

Consolidated	¥200,966

Transfers between segments are made at estimated arm’s-length prices.

	Millions of Yen	Millions of Yen
	Three months ended December 31, 2008	Nine months ended December 31, 2008
Overseas sales:
Americas	¥109,961	¥410,944
Europe and CIS	48,816	249,337
Others	160,244	635,071

Total	¥319,021	¥1,295,352

Consolidated sales	¥431,401	¥1,642,689

	Three months ended December 31, 2008	Nine months ended December 31, 2008
Overseas sales as a percentage of consolidated sales:
Americas	25.5%	25.0%
Europe and CIS	11.3	15.2
Others	37.1	38.7

Total	73.9%	78.9%

Overseas sales are composed of the sales to external customers in the countries or areas outside Japan from Komatsu. These areas are grouped based on geographical proximity. Each geographic group is mainly consisted of the following areas:

(1)	Americas: North America and Latin America

(2)	Europe and CIS: Germany, U.K. and Russia

(3)	Others: China, Oceania, Southeast Asia, Middle East and Africa

15. Subsequent Event

There was no significant subsequent event to be disclosed.